Filed by CenturyLink, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Qwest Communications International Inc.

Registration Statement #333-167339

Acquisition Update – Tier 1 Org Announcement

Date: June 18, 2010
Subject: Update #2

Full Tier 1 Leadership Team Named

Since announcement of the merger, we have been working to determine the organizational leaders and structure for the combined company.

Today we are announcing the remaining Tier 1 leaders for the combined organization. Included are leadership appointments in Wholesale, Corporate Strategy, Regulatory, Legal, Network, Human Resources and IT. All appointments are effective when the merger closes.

•         Bill Cheek, President Wholesale Operations

Responsible for sales, sales operations, account management, product management, marketing, solutions engineering, order initiation centers, carrier relations/management, dispute resolution, revenue assurance, interconnection contracts and customer service for all wholesale business segments. He is also responsible for pay station operations.

•         Stephanie Comfort, EVP Corporate Strategy & Development

Responsible for corporate strategy and planning, corporate development, customer insights and portal development.

•         Steven Davis, SVP Public Policy & Government Relations

Responsibilities include all state and federal regulatory activities, including policy development, issue advocacy, compliance and enforcement proceedings.

•         Stacey Goff, EVP, General Counsel & Secretary

Responsibilities include all aspects of the combined company’s legal affairs, including support for business units, corporate functions, board and shareholder related legal matters, litigation, intellectual property and regulatory matters. He will also be responsible for corporate communications, investor relations, aviation, brand management, records retention, compliance and ethics functions.

•         Dennis Huber, EVP Network Services

Previously EVP Network Services and IT, his responsibilities include all shared network services for consumer, SOHO, small business, business markets and wholesale. These functions include strategic network architecture, planning, engineering, design, construction, new product development, technology labs and data hosting. Dennis will also have responsibility for Long Distance Operations and Service Delivery for the National and International Networks which includes the field operations, provisioning, CPE delivery, and field technicians responsible for these networks.

•         Don McCunniff, SVP Human Resources

Responsible for all aspects of human resources, including compensation and benefits, payroll, diversity, labor relations, field HR, HR policy, corporate culture, staffing, recruitment, corporate training and development.

•         Girish Varma, SVP IT Services

Responsible for all IT services and support including systems architecture and design, delivery, overseas software development and for development and sales support of enterprise IT services. Bill Bradley will continue as SVP and Chief Information Officer and will be responsible for U.S. software development, management of internal computing infrastructure and applications as well as overall systems conversions reporting to Girish.

These leaders join the previously announced positions of Glen Post as Chief Executive Officer and President, as well as the following direct reports to Glen:

•         Chris Ancell, President Business Markets Group

Responsible for all sales, service and support for the larger enterprise business markets channel including sales support, sales engineering, marketing, product management, pricing, proposal management and customer care. Chris will also have responsibility for government programs for the business markets group.

•         Stewart Ewing, EVP, Chief Financial Officer and Assistant Secretary

Responsible for finance, accounting, budgeting, billing, treasury, tax, supply chain, procurement, real estate, fleet, decision support, insurance, internal audit, separations, revenue assurance, SOX compliance, national security, environmental health/safety and risk management functions.

•         Maxine Moreau, SVP Integration & Process Improvement

Responsible for our remaining Embarq customer conversions as well as leading the integration of CenturyLink and Qwest. She will have responsibility for the overall organization and systems integration, synergy management, business IT systems governance and business process improvement.

•         Karen Puckett, EVP & Chief Operating Officer

Responsible for all sales, service and support for the consumer, SOHO and small enterprise customers including sales support, sales engineering, marketing, product management, pricing and customer care. She will be responsible for all shared service delivery functions for all market segments which include dispatch, repair, network operations centers, provisioning functions and credit and collections. We will operate the combined company leveraging CenturyLink’s local operating model structure with region presidents, general managers, in-region field technicians and retail operations.

Other Qwest Senior Executives

Teresa Taylor, EVP & Chief Operating Officer; Rich Baer, EVP, General Counsel & Chief Administrative Officer; Joseph Euteneuer, EVP & Chief Financial Officer; Bob Tregemba, EVP Network Operations; Dan Yost, EVP Mass Markets; and Roland Thornton, EVP Wholesale Markets will, in addition to continuing in their current roles with Qwest through the closing, play crucial roles in advising the newly named Tier 1 leaders as they plan their areas of responsibility for the combined company. They will also play key roles in the overall organizational design and employee selection process.

Employee Selection Process

Personnel decisions will be made in a cascading process. Tier 1 leaders will name their direct reports, who will be Tier 2 leaders. These Tier 2 leadership selections are expected to be announced later this year.  Tier 2 leaders will then select their Tier 3 direct reports.

This tiered selection process will continue until all positions for the combined company have been determined. The location for jobs will be part of the decision making process. It will be several months before the complete organizational structure is finalized, and we expect that there will be some job selections that are not finalized until the close of the transaction or after.

Federal and State Approval Process Update

The companies have started the approval process with the Federal Communications Commission (FCC) and the Department of Justice (DoJ). Also, we have filed for approval in 23 states where we operate. See Update #1 for additional information about the approval process.

It is vital that in the weeks ahead that we continue to focus on the needs of our customers, both internal and external. Thank you for your dedication, hard work and commitment.

Safe Harbor Language

Certain non-historical statements made in this release and future oral or written statements or press releases by us or our management are intended to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements are based on current expectations only, and are subject to a number of risks, uncertainties and assumptions, many of which are beyond our control.  Actual events and results may differ materially from those anticipated, estimated or projected if one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect.  Factors that could affect actual results include but are not limited to:  the timing, success and overall effects of competition from a wide variety of competitive providers; the risks inherent in rapid technological change; the effects of ongoing changes in the regulation of the communications industry (including those arising out of the Federal Communication Commission’s National Broadband Plan released in the first quarter of 2010); our ability to effectively adjust to changes in the communications industry; changes in our allocation of the Embarq purchase price after the date hereof;  our ability to successfully integrate Embarq into our operations, including the possibility that the anticipated benefits from the Embarq merger cannot be fully realized in a timely manner or at all, or that integrating Embarq’s operations into ours will be more difficult, disruptive or costly than anticipated; our ability to successfully complete our pending acquisition of Qwest, including timely receiving all shareholder and regulatory approvals and realizing the anticipated benefits of the transaction; our ability to effectively manage our expansion opportunities, including retaining and hiring key personnel; possible changes in the demand for, or pricing of, our products and services; our ability to successfully introduce new product or service offerings on a timely and cost-effective basis; our continued access to credit markets on favorable terms; our ability to collect our receivables from financially troubled communications companies; our ability to pay a $2.90 per common share dividend annually, which may be affected by changes in our cash requirements, capital spending plans, cash flows or financial position; unanticipated increases in our capital expenditures; our ability to successfully negotiate collective bargaining agreements on reasonable terms without work stoppages; the effects of adverse weather; other risks referenced from time to time in this report or other of our filings with the Securities and Exchange Commission (the “SEC”); and the effects of more general factors such as changes in interest rates, in tax rates, in accounting policies or practices, in operating, medical, pension or administrative costs, in general market, labor or economic conditions, or in legislation, regulation or public policy. These and other uncertainties related to our business and our July 2009 acquisition of Embarq are described in greater detail in Item 1A to our Form 10-K for the year ended December 31, 2009, as updated and supplemented by our subsequent SEC reports. You should be aware that new factors may emerge from time to time and it is not possible for us to identify all such factors nor can we predict the impact of each such factor on the business or the extent to which any one or more factors may cause actual results to differ from those reflected in any forward-looking statements.  You are further cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release.  We undertake no obligation to update any of our forward-looking statements for any reason.

Additional Information

In connection with the proposed merger, CenturyLink has filed with the SEC a Registration Statement on Form S-4 that includes a preliminary joint proxy statement of CenturyLink and Qwest that also constitutes a prospectus of CenturyLink..  At the appropriate time, CenturyLink and Qwest will mail the final joint proxy statement-prospectus to their respective shareholders.  INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You may obtain the joint proxy statement/prospectus, as well as other filings containing information about CenturyLink and Qwest, free of charge, at the website maintained by the SEC at www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to CenturyLink, 100 CenturyLink Drive, Monroe, Louisiana 71203, Attention: Corporate Secretary, or to Qwest, 1801 California Street, Denver, Colorado 80202, Attention: Shareholder Relations. The respective directors and executive officers of CenturyLink and Qwest and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding CenturyLink’s directors and executive officers is available in its proxy statement filed with the SEC by CenturyLink on April 7, 2010, and information regarding Qwest directors and executive officers is available in its proxy statement filed with the SEC by Qwest on March 17, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.